NOTICE OF CHANGE IN YEAR END

June 20, 2007

FILED VIA SEDAR

Toronto Stock Exchange - Venture
British Columbia Securities Commission
Alberta Securities Commission
Yukon Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

We are hereby notifying you in accordance with the requirements of Section 4.8(2) of National Instrument 51-102 that Tournigan Gold Corporation (the "Company") has decided to change its year end from its current year end date of August 31 to September 30.

The reasons for the change to a year ended September 30 is that:

1.     The Company's drilling activities occur in the summer months. A September fiscal year end would better reflect the seasonality of the company's operations.

2.     The Company is a participant in a small but competitive field; most of its competitors file financial reports based on calendar quarters. It would be more meaningful for the Company's shareholders and investors to be able to compare financial results with other companies in the same industry, for the same reporting periods; this parity can be achieved by changing the Company's fiscal year end to September 30.

The following table sets forth the length of the periods, the ending date of the periods, including the comparative periods, and filing deadlines for the Company's interim and annual financial statements to be filed during its transition year and its new financial year.

www.tournigan.com                 info@tournigan.com
24 TH Floor, 1111 West Georgia Street, Vancouver, B.C. Canada V6E 4M3 Tel: 1-604-683-8320 Fax: 1-604-683-8340

Period and Ending Date	Length	Filing Deadlines as Prescribed under Section 4.2 and 4.4 for the Issuer's Transition Year	Comparative Period and Ending Date
For interim statements for the period ended May 31, 2007	9 months	July 30, 2007	9 months ended May 31, 2006
Audited financial statements for the period ended September 30, 2007	13 months	January 28, 2008	12 months ended August 31, 2006
First interim financial statements for the period ended December 31, 2007	3 months	February 29, 2008	3 months ended November 30, 2006
Second interim financial statements for the period ended March 31, 2008	6 months	May 30, 2008	3 months and 6 months ended February 28, 2007
Third interim financial statements for the period ended June 30, 2008	9 months	August 29, 2008	3 months and 9 months ended May 31, 2007
Audited financial statements for the year ended September 30, 2008	12 months	January 28, 2009	13 months ended September 30, 2007

We trust the foregoing is satisfactory, should you have any questions or concerns with respect to the foregoing, please contact the undersigned.

DATED this 20th day of June, 2007

"Hans Retterath"

Chief Financial Officer
Tournigan Gold Corporation

www.tournigan.com                 info@tournigan.com
24 TH Floor, 1111 West Georgia Street, Vancouver, B.C. Canada V6E 4M3 Tel: 1-604-683-8320 Fax: 1-604-683-8340